FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           The Bank of Bermuda Limited
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  Bermuda                                     N A
      ------------------------------                 -------------------
      (Jurisdiction of incorporation                    (IRS Employer
            or organization)                         Identification No.)

                         6 Front Street, Hamilton HM11,
                    P.O. Box HM 1020, Hamilton HM DX Bermuda
                ------------------------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
--------------------------------------------------------------------------
None                                        None

If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to                      securities pursuant to
Section 12(b) of the Exchange               Section 12(g) of the Exchange
Act and is effective pursuant               Act and is effective pursuant
to General Instruction A.(c),               to General Instruction A.(d),
please check the following                  please check the following
box.     [_]                                box.              X

Securities Act registration statement file number to which this form relates:
                                       N/A
                              ---------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                              Stock Purchase Rights
                        ---------------------------------
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

         On November 24, 1997, the Board of Directors of The Bank of Bermuda Limited, a Bermuda company (the "Company"), in accordance with a resolution of the shareholders of the Company approved on June 12, 1997, delegated to a Committee of the Board the power to authorize a distribution of rights, and said Committee on December 3, 1997 authorized a distribution of rights ("Rights") to the holders of Common Shares, par value $1.00 per share ("Common Shares"), as well as with respect to the holders of certain warrants and options then outstanding, at the close of business on December 12, 1997 (the "Record Date"), and authorized the issuance, upon the terms and subject to the conditions set forth in the Rights Agreement hereinafter described, of one Right in respect of each share issued after the Record Date (other than shares issued pursuant to the foregoing warrants and options). The Rights were issued pursuant to an Agreement, dated as of December 10, 1997 (the "Original Rights Agreement"), between the Company and Bermuda Trust Company Limited, as Rights Agent. On July 29, 2002, the Board of Directors amended and restated the Rights Agreement in its entirety (as so amended and restated, the "Amended Rights Agreement.") In addition, Rights with respect to unexercised stock options were cancelled, with Rights instead being authorized to be issued upon the exercise of such options.

         Each Right entitles its registered holder to purchase from the Company, after the Distribution Date, one quarter of a Common Share, for $50 (the "Purchase Price"), subject to adjustment.

         The Rights will be evidenced by the Common Share certificates until the close of business on the earlier of (either, the "Distribution Date") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person (as defined in the Amended Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below and (ii) the tenth day after the first date (or such earlier or later date as the Board of Directors of the Company may from time to time fix) (the "Flip-in Date") of public announcement by the Company that any Person has become an Acquiring Person (the "Share Acquisition Date"); provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any Common Shares pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Amended Rights Agreement) of 15% or more of the outstanding Common Shares, which term shall

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not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who shall become the Beneficial Owner of 15% or more of the outstanding Common Shares solely as a result of a purchase for cancellation of Common Shares by the Company, until such time as such Person acquires additional Common Shares, other than through bonus issue, a dividend, share division or stock split, (iii) any Person who becomes the Beneficial Owner of 15% or more of the outstanding Common Shares without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns Common Shares consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to amalgamate with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Common Shares, acquired by Affiliates and Associates of such Person after the time of such grant. The Amended Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Common Share certificates issued after the Record Date but prior to the Distribution Date shall evidence one Right for each Common Share represented thereby and shall contain a legend incorporating by reference the terms of the Amended Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing Common Shares outstanding at the Record Date shall also evidence one Right for each Common Share evidenced thereby and Common Share certificates issued after the Record Date but prior to the date of the Amended Rights Agreement bearing a legend as set forth in the original Rights Agreement will also evidence one Right. Promptly following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be delivered to holders of record of Common Shares at the Distribution Date.

         The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Distribution Date. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on July 29, 2002, (iii) the date on which the Rights are redeemed as described below and (iv) upon the amalgamation of the Company into another corporation pursuant to an agreement entered into prior to the Share Acquisition Date (in any such case, the "Expiration Time").

         The Purchase Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Share dividend on, or a subdivision or a combination into a smaller number of shares of, Common Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Shares.

         In the event that prior to the Expiration Date a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Amended Rights Agreement, that number of Common Shares of the Company having an aggregate Purchase Price (as defined in the Amended Rights Agreement), on the Share Acquisition Date that gave rise to the Flip-in Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Common Shares, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for Common Shares at an exchange ratio of two Common Shares per Right, appropriately adjusted to reflect any bonus issue, share division, share dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Common Shares equal to the Exchange Ratio.

         In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after a Flip-in Date in which, directly or indirectly, (i) the Company shall amalgamate with any other Person if, at the time of the transaction or at the time the Company enters into an agreement with respect to such the Acquiring Person controls the Board of Directors of the Company and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Shares or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating

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income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Amended Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Amended Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price") as provided in the Amended Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Shares unless the Rights are first redeemed by the Board of Directors of the

Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

         As of July 29, 2002, there were 29.6 million Common Shares issued and outstanding and 100 million Common Shares reserved for issuance. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each Common Share so that all such shares will have Rights attached.

         The Amended Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the Deed of Covenant) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.  Exhibits.
         --------

Exhibit No.      Description
-----------      -----------

      (1)        Amended Rights Agreement.

      (2)        Forms of Rights Certificate and of Election to
                 Exercise, included in Exhibit A to the Amended
                 Rights Agreement.

      (3)        Deed of Covenant, included as Exhibit B to the Amended Rights
                 Agreement

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      The Bank of Bermuda Limited



                                      By /s/ Judith P. Doidge
                                         ------------------------
                                         Name:  Judith P. Doidge
                                         Title: Corporate Secretary


                                      By /s/ Alison J. Satasi
                                         ------------------------
                                         Name:  Alison J. Satasi
                                         Title: Head of Investor Relations




Date:  July 31, 2002

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                                  EXHIBIT INDEX

    Exhibit No.        Description
    -----------        -----------

        (1)            Amended and Restated Rights
                       Agreement, dated as of
                       July 29, 2002 (the
                       "Rights Agreement"), between
                       The Bank of Bermuda Limited
                       and Bermuda Trust Company Limited,
                       as Rights Agent.

        (2)            Forms of Rights Certificate and
                       of Election to Exercise, included
                       in Exhibit A to the Rights
                       Agreement.

        (3)            Deed of Covenant, included as Exhibit B to the Rights
                       Agreement